SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of November 2024

G. Willi-Food International Ltd.
(Translation of registrant’s name into English)

4 Nahal Harif St., Yavne, Israel 81106
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

G. Willi-Food International Ltd. (NASDAQ: WILC) (the “Company”) announces that at the Annual General Meeting of Shareholders held on November 14, 2024, the following proposals were approved by the shareholders by the requisite majority:

1.  Election of Ms. Ayelet Nir as an external director of the Company for a first term of three years commencing on the date of approval by the shareholders in the Meeting;

2. Election of Mr. Idan Ben-Shitrit as an external director of the Company for a third term until August 1, 2027;

3. Re-election of Mr. Zwi Williger and Mr. Joseph Williger as directors of the Company, each to hold office subject to the Company’s Articles of Association and the Companies Law;

4.  Election of Mr. Shlomo Gold as an independent director of the Company, to hold office subject to the Company’s Articles of Association and the Israeli Companies Law.

5.  Appointment of BDO Ziv Haft as the Company's independent accounting firm for the year ending on December 31, 2023 and for the period until the next Annual General Meeting of the Company’s shareholders.

This Report on Form 6-K is hereby incorporated by reference into the Company’s Registration Statement on Form S-8 (File No. 333-266312).

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

G. Willi-Food International Ltd.

By: /s/ Yitschak Barabi
Name: Yitschak Barabi
Title: Chief Financial Officer
Date: November 14, 2024